SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2024

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

Corporate Taxpayer ID (CNPJ) No. 42.150.391/0001-70

Company Registry (NIRE) 29300006939

PUBLICLY HELD COMPANY

MINUTES OF THE ANNUAL GENERAL MEETING

HELD ON APRIL 29, 2024

1.              DATE, TIME AND PLACE: On April 29, 2024, at 4:00 p.m., the Annual General Meeting of BRASKEM S.A. (“Meeting” and “Company”, respectively) was held exclusively virtually, pursuant to article 5, paragraph 2, item I and article 28, paragraphs 2 and 3 of resolution 81 of March 29, 2022 of the Securities and Exchange Commission of Brazil (CVM) (“CVM Resolution 81”), and was considered held at the head office of the Company located at Rua Eteno, No. 1.561, Polo Petroquímico de Camaçari, City of Camaçari, State of Bahia, CEP 42810-000.

2.              CALL NOTICE: Call Notice published in accordance with article 124 of Federal Law 6,404 of December 15, 1976 (“Brazilian Corporations Law”), in the “O Correio da Bahia” newspaper on March 29, March 30 and April 01, 2024 on pages 70, 34 and 22, respectively, and on the website of said newspaper (https://publicidadelegal.correio24horas.com.br/).

3.              PUBLICATIONS: The following documents were published in accordance with article 133 of Brazilian Corporations Law: Management Report on the company’s businesses and the administrative highlights of the year ended December 31, 2023, and the respective Management’s Accounts, the Financial Statements together with the Notes and the report from KPMG Auditores Independentes, the Company’s independent auditor, as well as the Fiscal Council Report and the Summarized Annual Report of the Statutory Compliance and Audit Committee, all related to the year ended December 31, 2023, were published, in summary form, in the “O Correio da Bahia” newspaper on March 27, 2024, on pages 11 to 26, and in full on the website of the same newspaper (https://publicidadelegal.correio24horas.com.br/). The abovementioned documents were made available to shareholders of the Company at its head office and disclosed on the websites of CVM and the Company at least one (1) month before the current date, pursuant to the Brazilian Corporations Law and applicable CVM regulations. Other documents and information related to the agenda, as per CVM Resolution 81 and CVM Resolution 80 of March 29, 2022 (“CVM Resolution 80”), were made available to shareholders through the Empresas.Net System on March 28, 2024, which are also available at the head office of the Company.

4.              ATTENDANCE: Shareholders representing 98.98% (ninety-eight point ninety-eight percent) of the voting capital of the Company and 77.14% (seventy-seven point fourteen percent) of Class A and Class B preferred shares of the Company Participated in the Meeting, as per the attendance lists prepared by the transfer agent and the Company, pursuant to article 48, items I and II of CVM Resolution 81, and the records of the electronic remote participation system provided by the Company in accordance with article 47, item III of CVM Resolution 81. Other participants were Mr. Fernando Nascimento, representative of KPMG Auditores Independentes, the independent auditor of the Company responsible to audit the Company's Financial Statements for the fiscal year ended December 31, 2023, Mr. Jeferson Gustavo Salerno, chairman of the Company’s Fiscal Council, Mr. Gesner José de Oliveira Filho, coordinator of the Statutory and Compliance Audit Committee of the Company (“SCAC”), Mr. André Amaro da Silveira and Ms. Maria Helena Pettersson, members of SCAC, and Mr. Marcelo Arantes de Carvalho, representative of the Company’s management, who were available to make any clarifications on the items of the Meeting agenda.

BRASKEM S.A. Corporate Taxpayer ID (CNPJ) No. 42.150.391/0001-70 Company Registry (NIRE) 29300006939 PUBLICLY HELD COMPANY MINUTES OF THE ANNUAL GENERAL MEETING HELD ON APRIL 29, 2024

5.              PRESIDING BOARD: After the legal quorum was verified, the Meeting was convened, with Mr. Luiz Antonio de Sampaio Campos presiding over the Meeting and Ms. Lilian Porto Bruno acting as secretary, who were chosen pursuant to article 16, paragraph 3 of the Bylaws of the Company.

6.              FISCAL COUNCIL REPORT: On March 18, 2024, the members of the Fiscal Council, after examining: (i) the Annual Management Report and respective Management’s Accounts; and (ii) the Individual and Consolidated Financial Statements and the respective Notes for the fiscal year ended December 31, 2023, which reflect the loss incurred in fiscal year 2023, considering in their analysis the unqualified opinion from KPMG Auditores Independentes, unanimously concluded that the documents analyzed fairly present the financial and equity position of the Company, and in their opinion the documents can be approved by this Meeting.

7.               AGENDA: (i) Examination, discussion and voting on the Financial Statements of the Company containing the Notes, as well as the Reports of the Independent Auditors, the Fiscal Council and the Statutory Compliance and Audit Committee for the fiscal year ended December 31, 2023; (ii) Examination, discussion and voting on the Management Report and respective Management Accounts for the fiscal year ended December 31, 2023; (iii) Election of the members of the Company’s Board of Directors and alternate members; (iv) Election of the Chairman and Vice-Chairman of the Company’s Board of Directors; (v) Election of the members of the Company's Fiscal Council and respective alternates; and (vi) Global annual compensation for the Management and members of the Fiscal Council for fiscal year to end on December 31, 2024.

8.              PRELIMINARY PROCEDURES: Before starting the proceedings, the Secretary of the Meeting explained the functioning of the electronic remote participation system provided by the Company and the voting procedure for shareholders participating remotely in the Meeting and informed that: (i) the proceedings would be recorded, which will be archived at the head office of the Company, pursuant to article 30, paragraph 1 of CVM Resolution 81; and (ii) the electronic remote participation system in the Meeting enabled shareholders to listen to the comments of all other shareholders and communicate with the Presiding Board and other participants at the Meeting, thus enabling communication among shareholders. The Chairman of the Meeting also asked whether any of the shareholders participating through the electronic system had submitted their vote through the Absentee Ballot (“Ballot”) and wished to change their vote during the Meeting so that the instructions received through the Ballot could be disregarded, pursuant to article 28, paragraph 2, item II of CVM Resolution 81.

BRASKEM S.A. Corporate Taxpayer ID (CNPJ) No. 42.150.391/0001-70 Company Registry (NIRE) 29300006939 PUBLICLY HELD COMPANY MINUTES OF THE ANNUAL GENERAL MEETING HELD ON APRIL 29, 2024

9.              RESOLUTIONS: Shareholders unanimously waived the reading of the consolidated map of the votes cast through Ballots, pursuant to article 48, paragraph 4 of CVM Resolution 81, as the same was disclosed by the Company to the stock market on April 25, 2024. Furthermore, as proposed by the Chairman of the Meeting, shareholders unanimously waived the reading of the documents related to the matters to be resolved at the Meeting as they were already provided to shareholders who are fully aware of them. Shareholders also unanimously authorized the publication of the minutes of this Meeting without the signatures of shareholders, pursuant to article 130, paragraph 2 of the Brazilian Corporations Law. The matters on the agenda were put up for discussion and vote, and the following resolutions were taken:

9.1.               FINANCIAL STATEMENTS: To Approve, by majority vote of common shareholders of the Company, after recording the abstentions, including of those legally barred, as per the vote map in Exhibit I, the Company’s Financial Statements containing the Notes, duly accompanied by Reports from the Company’s independent auditors, KPMG Auditores Independentes, and the Fiscal Council, and the Summarized Annual Report from the Statutory Compliance and Audit Committee, all related to fiscal year ended December 31, 2023.

9.1.1.        Place on record that, as per the Income Statement for the Year, included in the Financial Statements for the fiscal year ended December 31, 2023, the Company incurred loss of BRL 4,579,037,700.41, which, after considering the effects of the amounts posted directly under the “Accumulated Losses” heading, resulted in full absorption of BRL 1,825,616,292.30 from the Company’s Profit Reserve. Pursuant to article 189, sole paragraph of the Brazilian Corporations Law, the loss incurred in fiscal year 2023 will be partially absorbed by the Company’s Profit Reserve and the remainder will be recorded under the heading “Accumulated Losses”.

BRASKEM S.A. Corporate Taxpayer ID (CNPJ) No. 42.150.391/0001-70 Company Registry (NIRE) 29300006939 PUBLICLY HELD COMPANY MINUTES OF THE ANNUAL GENERAL MEETING HELD ON APRIL 29, 2024

9.2.        MANAGEMENT REPORT AND MANAGEMENT ACCOUNTS: To Approve, by majority votes of common shareholders of the Company, after recording the abstentions and contrary votes, including of those legally barred, as per the vote map in Exhibit I, the Management Report and Management Accounts of the Company for the year ended December 31, 2023.

9.3.        ELECTION OF EFFECTIVE MEMBERS OF THE COMPANY’S BOARD OF DIRECTORS AND ALTERNATES:

9.3.1.             The Presiding Board clarified that there were requests for a separate election by present shareholders holding common and preferred shares, as well as by shareholders that requested the separate election by means of remote voting ballots and by holders of American Depositary Receipts (“ADRs”) via Proxy Card. The number of preferred shares held by shareholders who requested separate election totaled 7.30% (seven-point thirty percent) of the capital stock (“ex-treasury”), while the number of common shares held by shareholders who requested separate election totaled 1.02% (one point zero two percent) of the common shares (“ex-treasury”). The number of common and preferred shares held by shareholders who approved the cumulation of their votes for the separate election totaled 7.70% (seven-point seventy percent) of the capital stock (“ex-treasury”). The requests were impaired since they do not make up the minimum percentage of ownership required by the Brazilian Corporation Law. Considering that, regardless of evidence of the uninterrupted ownership, under the terms of article 141, paragraph 6 of the Brazilian Corporation Law, there was no quorum to hold the separate election, and the Presiding Board waived the need to verify the other evidence necessary for the exercise of such right by shareholders and by the ADRs holders. Without prejudice to the foregoing, the documentation presented by shareholders and ADRs holders who proved their uninterrupted ownership was filed at the Company's head office.

9.3.2.             Then, it was approved, in a majority election, by majority votes of the shareholders holding common shares of the Company, registered the abstentions and contrary votes, according to the voting map contained in Exhibit I of these minutes, the election or reelection, as the case may be, of the following effective and alternate members of the Company's Board of Directors, according to the slate composed of the shareholders Novonor S.A. – Em Recuperação Judicial and NSP Investimentos S.A. – Em Recuperação Judicial (“Novonor”) and Petróleo Brasileiro S.A. – Petrobras (“Petrobras”), for an unified term of two (2) years, starting on this date and ending at the Annual General Meeting that will resolve on the Company's financial statements for the fiscal year to end on December 31, 2025, as provided for in articles 18 and 20 of the Company’s Bylaws:

BRASKEM S.A. Corporate Taxpayer ID (CNPJ) No. 42.150.391/0001-70 Company Registry (NIRE) 29300006939 PUBLICLY HELD COMPANY MINUTES OF THE ANNUAL GENERAL MEETING HELD ON APRIL 29, 2024

As Effective Members:

(i)	Mr. JOSÉ MAURO METTRAU CARNEIRO DA CUNHA, Brazilian citizen, married under universal community property ruling, engineer, bearer of Identity Card (RG) No. 02549734-8 IFP/RJ, enrolled with the Individual Taxpayers' Register of the Ministry of Finance (“CPF/MF”) under No. 299.637.297-20, resident and domiciled in the City and State of Rio de Janeiro, with business address located at Rua Lemos Monteiro, no. 120, 22nd floor, Butantã, CEP 05501-050, in the City of São Paulo, State of São Paulo;

(ii)	Mr. JOSÉ HENRIQUE REIS DE AZEREDO, Brazilian citizen, married under partial property ruling, lawyer, bearer of Identity Card (RG) No. 1132755 SSP/RN, enrolled with the CPF/MF under No. 915.972.184-72, resident and domiciled in the City of Natal, State of Rio Grande do Norte, with business address located at Rua Lemos Monteiro, no. 120, 22nd floor, Butantã, CEP 05501-050, in the City of São Paulo, State of São Paulo;

(iii)	Mr. PAULO ROBERTO BRITTO GUIMARÃES, Brazilian citizen, married under partial property ruling, chemical engineer, bearer of Identity Card (RG) No. 01.648.904-75 SSP/BA, enrolled with the CPF/MF under No. 253.779.305-68, resident and domiciled in the City of Salvador, State of Bahia, with business address located at Rua Lemos Monteiro, no. 120, 22nd floor, Butantã, CEP 05501-050, in the City of São Paulo, State of São Paulo;

(iv)	Mr. GESNER JOSÉ DE OLIVEIRA FILHO, Brazilian citizen, married under partial property ruling, economist, bearer of Identity Card (RG) No. 6968227 SSP/SP, enrolled with the CPF/MF under No. 013.784.028-47, resident and domiciled in the City and State of São Paulo, with business address located at Rua Lemos Monteiro, no. 120, 22nd floor, Butantã, CEP 05501-050, in the City of São Paulo, State of São Paul;

(v)	Mr. JOÃO PINHEIRO NOGUEIRA BATISTA, Brazilian citizen, married under separate property ruling, economist, bearer of Identity Card (RG) No. 36.605-155-6 SSP/SP, enrolled with the CPF/MF under No. 546.600.417-00, resident and domiciled in the City and State of São Paulo, with business address located at Rua Lemos Monteiro, no. 120, 22nd floor, Butantã, CEP 05501-050, in the City of São Paulo, State of São Paulo;

(vi)	Mr. ANDRÉ AMARO DA SILVEIRA, Brazilian citizen, married under the partial property ruling, civil engineer, bearer of Identity Card RG No. 64.258.884-3 SSP/SP, enrolled with CPF/MF under No. 520.609.346-72, resident and domiciled in the City and State of São Paulo, with his business address located at Rua Lemos Monteiro, no. 120, 22nd floor, Butantã, CEP 05501-050, in the City of São Paulo, State of São Paulo;

BRASKEM S.A. Corporate Taxpayer ID (CNPJ) No. 42.150.391/0001-70 Company Registry (NIRE) 29300006939 PUBLICLY HELD COMPANY MINUTES OF THE ANNUAL GENERAL MEETING HELD ON APRIL 29, 2024

(vii)	Mrs. JULIANA SÁ VIEIRA BAIARDI, Brazilian citizen, divorced, engineer, bearer of Identity Card RG No. 05.650.159-58 SSP/BA, enrolled with CPF/MF under No. 259.780.047-49, resident and domiciled in the City and State of São Paulo, with business address located at Rua Lemos Monteiro, no. 120, 22nd floor, Butantã, CEP 05501-050, in the City of São Paulo, State of São Paulo;

(viii)	Mr. HECTOR NUÑEZ, American citizen, married under partial property ruling, business administrator, bearer of RNE Identity Card No. V143568M (CGPI/DIREX/DPF), enrolled with CPF/MF under No. 249.498.638-94, resident and domiciled in the City of São Paulo, State of São Paulo, with business address located at Rua Lemos Monteiro, no. 120, 22nd floor, Butantã, CEP 05501-050, in the City of São Paulo, State of São Paulo;

(ix)	Mr. ROBERTO FALDINI, Brazilian citizen, married under separate property ruling, business administrator, bearer of Identity Card RG No. 3.182.138-8 SSP/SP, enrolled with CPF/MF under No. 070.206.438-68, resident and domiciled in the City and State of São Paulo, with business address located at Rua Lemos Monteiro, no. 120, 22nd floor, Butantã, CEP 05501-050, in the City of São Paulo, State of São Paulo;

(x)	Mr. CARLOS PLACHTA, Brazilian citizen, married under separate property ruling, chemical engineer, bearer of Identity Card RG No. 04371515-0 IFP/RJ, enrolled with CPF/MF under No. 991.171.187-00, resident and domiciled in the City of Taubaté, State of São Paulo, with business address located at Rua Lemos Monteiro, no. 120, 22nd floor, Butantã, CEP 05501-050, in the City of São Paulo, State of São Paulo; and

(xi)	Mr. DANILO FERREIRA DA SILVA, Brazilian citizen, married under universal community property ruling, lawyer, bearer of Identity Card RG No. 34.605.096-0 SSP/SP, enrolled with CPF/MF under No. 294.854.338-08, resident and domiciled in the City of Holambra, State of São Paulo, with business address located at Rua Lemos Monteiro, no. 120, 22nd floor, Butantã, CEP 05501-050, in the City of São Paulo, State of São Paulo.

As Alternate Members:

(i)	Mr. MARCOS ANTONIO ZACARIAS, Brazilian citizen, married under partial property ruling, accountant, bearer of Identity Card RG No. 04.883.385-9 IFP/RJ, enrolled with CPF/MF under No. 663.780.367-72, resident and domiciled in the City of Bogotá, Colombia, with business address located at Rua Lemos Monteiro, no. 120, 22nd floor, Butantã, CEP 05501-050, in the City of São Paulo, State of São Paulo, as an alternate member of Mr. José Henrique Reis de Azeredo;

BRASKEM S.A. Corporate Taxpayer ID (CNPJ) No. 42.150.391/0001-70 Company Registry (NIRE) 29300006939 PUBLICLY HELD COMPANY MINUTES OF THE ANNUAL GENERAL MEETING HELD ON APRIL 29, 2024

(ii)	Mr. RODRIGO TIRADENTES MONTECCHIARI, Brazilian citizen, divorced, economist, bearer of Identity Card RG No. 10.710.993-6 DETRAN/RJ, enrolled with CPF/MF under No. 073.285.937-92, resident and domiciled at the City and State of Rio de Janeiro, with business address located at Rua Lemos Monteiro, no. 120, 22nd floor, Butantã, CEP 05501-050, in the City of São Paulo, State of São Paulo, as an alternate member of Mr. Paulo Roberto Britto Guimarães;

(iii)	Mr. GUILHERME SIMÕES DE ABREU, Brazilian, divorced, business manager, bearer of Identity Card RG No. 59.766.020-7 SSP/SP, enrolled with CPF/MF under No. 065.800.095-00, resident and domiciled in the City and State of São Paulo, with business address located at Rua Lemos Monteiro, no. 120, 22nd floor, Butantã, CEP 05501-050, in the City of São Paulo, State of São Paulo, as an alternate member of Mr. Hector Nuñez;

(iv)	Mr. DANIEL PEREIRA DE ALBUQUERQUE ENNES, Brazilian citizen, single, economist, bearer of Identity Card (RG) No. 27.342.640-0 SSP/SP, enrolled with CPF/MF under No. 086.809.277-08, resident and domiciled in the City and State of Rio de Janeiro, with business address located at Rua Lemos Monteiro, no. 120, 22nd floor, Butantã, CEP 05501-050, in the City of São Paulo, State of São Paulo, as an alternate member for Mr. Carlos Plachta; e

(v)	Mr. LINEU FACHIN LEONARDO, Brazilian citizen, married under partial property ruling, business manager, bearer of Identity Card RG No. 25.278.665-8 SSP/SP, enrolled with CPF/MF under No. 317.424.398-02, resident and domiciled in the City and State of Rio de Janeiro, with business address located at Rua Lemos Monteiro, no. 120, 22nd floor, Butantã, CEP 05501-050, in the City of São Paulo, State of São Paulo, as an alternate member of Mr. Danilo Ferreira da Silva.

9.3.3.             The members of the Board of Directors and alternates hereby elected or reelected, as the case may be, take office on the present date, by signing the respective terms of investiture drawn up in the proper book. The members of the Board of Directors now elected were previously consulted, having submitted written statements, for all due legal purposes, under the penalties of the law, for the effect of the provisions in article 37, item II, of Law No. 8,934 of November 18, 1994 (“Law No. 8,934/94”), with wording given by article 4 of Law No. 10,194 of February 14, 2001 (“Law No. 10.194/01”), that they are not prevented from exercising commercial or management in a mercantile company by virtue of a criminal sentence, having also submitted, to comply with the provisions in CVM Ruling No. 44, of August 23, 2021 (“CVM Resolution 44”), and in CVM Resolution 80, written statements, pursuant to said rulings, which were filed at the Company’s headquarters. The new members also presented the Administrators Consent Form to the rules contained in the Level 1 Listing Regulations of Corporative Governance of B3 S.A. - Brasil, Bolsa e Balcão, also filed at the Company’s head office.

BRASKEM S.A. Corporate Taxpayer ID (CNPJ) No. 42.150.391/0001-70 Company Registry (NIRE) 29300006939 PUBLICLY HELD COMPANY MINUTES OF THE ANNUAL GENERAL MEETING HELD ON APRIL 29, 2024

9.3.4.             Note that, according to the analysis of each candidate's compliance with the independence criteria established in Attachment K to CVM Resolution 80 and in the Company's Global Compliance System Policy carried out by the Board of Directors and based on the information and self-declaration of independence sent by the candidates, Messrs. ANDRÉ AMARO DA SILVEIRA, CARLOS PLACHTA and GESNER JOSÉ DE OLIVEIRA FILHO are qualified as Independent Board Members.

9.4.        ELECTION OF THE CHAIRMAN AND VICE-CHAIRMAN OF THE BOARD OF DIRECTORS: To approve, according to the voting map in Exhibit I of these minutes, the election of Mr. JOSÉ MAURO METTRAU CARNEIRO DA CUNHA, appointed by Novonor, and Mr. JOSÉ HENRIQUE REIS DE AZEREDO, appointed by Petrobras, both qualified above, as Chairman and Vice-Chairman of the Board of Directors of the Company, respectively, pursuant to article 19 of the Company's Bylaws.

Due to the elections or re-elections, as the case may be, resolved in the items above and the definition of the Chairman and Vice-Chairman of the Board of Directors resolved in this item, the Company’s Board of Directors is hereby approved as follows:

EFFECTIVE MEMBERS	ALTERNATE MEMBERS
JOSÉ MAURO METTRAU CARNEIRO DA CUNHA (Chairman)	-
JOSÉ HENRIQUE REIS DE AZEREDO (Vice-Chairman)	MARCOS ANTONIO ZACARIAS
PAULO ROBERTO BRITTO GUIMARÃES	RODRIGO TIRADENTES MONTECHIARI
GESNER JOSÉ DE OLIVEIRA FILHO (Independent Member)	-
JOÃO PINHEIRO NOGUEIRA BATISTA	-
ANDRÉ AMARO DA SILVEIRA (Independent Member)	-
JULIANA SÁ VIEIRA BAIARDI	-
HECTOR NUÑEZ	GUILHERME SIMÕES DE ABREU
ROBERTO FALDINI	-
CARLOS PLACHTA (Independent Member)	DANIEL PEREIRA DE ALBUQUERQUE ENNES
DANILO FERREIRA DA SILVA	LINEU FACHIN LEONARDO

BRASKEM S.A. Corporate Taxpayer ID (CNPJ) No. 42.150.391/0001-70 Company Registry (NIRE) 29300006939 PUBLICLY HELD COMPANY MINUTES OF THE ANNUAL GENERAL MEETING HELD ON APRIL 29, 2024

9.4.1.    ELECTION OF MEMBERS OF THE FISCAL COUNCIL AND RESPECTIVE ALTERNATES:

9.4.1.1.                 In compliance with the prior request of minority shareholders holding preferred shares issued by the Company, the procedure of separate election of members of the Fiscal Council was installed, as provided for in article 161, paragraph 4, item “a” of Brazilian Corporations Law, so that they were elected for a term beginning on this date and ending at the Annual General Meeting that will resolve on the Company's financial statements for the fiscal year ending on December 31, 2024, by majority of the votes of the minority shareholders holding preferred shares who participated separately in the election, without the attendance of shareholders linked to the controlling shareholders, recorded the abstentions and contrary votes, according to the voting map in Exhibit I of these minutes:

9.4.1.1.1.	Mr. DANIEL ANDRÉ STIELER, Brazilian citizen, married, bank clerk, bearer of Identity Card RG No. 2946719 SESPDS/DF, enrolled with CPF/MF under No. 391.145.110-53, resident and domiciled in the City of Brasília, Distrito Federal, with business address located at Rua Lemos Monteiro, No. 120, 22nd floor, Butantã, CEP 05501-050, in the City of São Paulo, State of São Paulo, as effective member of the Fiscal Council; and

9.4.1.1.2.	Ms. PATRICIA VALENTE STIERLI, Brazilian citizen, divorced, business manager, bearer of Identity Card RG No. 4589089 SSP/SP, enrolled with CPF/MF under No. 010.551.368-78, resident and domiciled in the City and State of São Paulo, with business address located at Rua Lemos Monteiro, no. 120, 22nd floor, Butantã, CEP 05501-050, in the City of São Paulo, State of São Paulo, as his respective alternate.

9.4.1.2.                 Then, it was approved, in a majority election by unanimity votes of the shareholders holding common shares of the Company, according to the voting map contained in Exhibit I of these minutes, the election or reelection, as the case may be, of the following effective and alternate members of the Company's Fiscal Council, according to the slate composed of shareholders Novonor NSP Investimentos and Petrobras, for a term beginning on this date and ending at the Annual General Meeting that will resolve on the Company's financial statements for the fiscal year ending on December 31, 2024, as provided for in articles 42 and 43 of the Company's Bylaws:

BRASKEM S.A. Corporate Taxpayer ID (CNPJ) No. 42.150.391/0001-70 Company Registry (NIRE) 29300006939 PUBLICLY HELD COMPANY MINUTES OF THE ANNUAL GENERAL MEETING HELD ON APRIL 29, 2024

As Effective Members:

(i)	Mr. ISMAEL CAMPOS DE ABREU, Brazilian citizen, married under partial property ruling, accountant, bearer of Identity Card RG number 00716820-90 SSP/BA, enrolled in the CPF/MF under No. 075.434.415-00, resident and domiciled in the City of Salvador, State of Bahia, with business address located at Rua Lemos Monteiro, No. 120, 22nd floor, Butantã, CEP 05501-050, in the City of São Paulo, State of São Paulo;

(ii)	Mr. GILBERTO BRAGA, Brazilian citizen, married under partial property ruling, economist, bearer of Identity Card RG No. 04722037-1 DETRAN / RJ, enrolled with the CPF/MF under No. 595.468.247-04, resident and domiciled in the City and State of Rio de Janeiro, with business address located at Rua Lemos Monteiro, no. 120, 22nd floor, Butantã, CEP 05501-050, in the City of São Paulo, State of São Paulo;

(iii)	Mr. HENRIQUE JAGER, Brazilian citizen, divorced, economist, bearer of Identity Card RG No. 17.295-2 CRE/RJ, enrolled with CPF/MF under No. 831.180.477-04, resident and domiciled in the City and State of Rio de Janeiro, with business address located at Rua Lemos Monteiro, no. 120, 22nd floor, Butantã, CEP 05501-050, in the City of São Paulo, State of São Paulo; e

(iv)	Mr. ROBERTO DOS SANTOS RODRIGUES, Brazilian citizen, married under partial property ruling, economist, bearer of Identity Card RG No. 34.008.822-9 SSP/SP, enrolled with CPF/MF under No. 346.646.518-48, resident and domiciled in the City of Arthur Nogueira, State of São Paulo, with business address located at Rua Lemos Monteiro, no. 120, 22nd floor, Butantã, CEP 05501-050, in the City of São Paulo, State of São Paulo.

As respective alternate members:

(i)	Mr. IVAN SILVA DUARTE, Brazilian citizen, married under partial property ruling, accountant, bearer of Identity Card RG No. 373.223.030 SSP/BA, enrolled with the CPF/MF under No. 611.242.065-15, resident and domiciled in the City of Salvador, State of Bahia, with business address located at Rua Lemos Monteiro, no. 120, 22nd floor, Butantã, CEP 05501-050, in the City of São Paulo, State of São Paulo;

BRASKEM S.A. Corporate Taxpayer ID (CNPJ) No. 42.150.391/0001-70 Company Registry (NIRE) 29300006939 PUBLICLY HELD COMPANY MINUTES OF THE ANNUAL GENERAL MEETING HELD ON APRIL 29, 2024

(ii)	Ms. TATIANA MACÊDO COSTA RÊGO, Brazilian citizen, divorced, business manager, bearer of Identity Card RG No. 08.237.103-27 SSP/BA, enrolled with CPF/MF under No. 951.929.135-00, resident and domiciled in the City of São Paulo, State of São Paulo, with business address at Rua Lemos Monteiro, No. 120, 22nd floor, Butantã, CEP 05501-050, City of São Paulo, State of São Paulo;
(iii)	Mr. CAIO CESAR RIBEIRO, Brazilian citizen, married under partial property ruling, economist, bearer of Identity Card RG No. 36113431-5 DETRAN-RJ, enrolled with CPF/MF under No. 069.942.347-38, resident and domiciled in the City of Niterói, State of Rio de Janeiro, with business address at Rua Lemos Monteiro, No. 120, 22nd floor, Butantã, CEP 05501-050, City of São Paulo, State of São Paulo; and
(iv)	Mr. JEFERSON GUSTAVO SALERNO, Brazilian citizen, married under partial property ruling, accountant, bearer of Identity Card RG No. 071.330-O/8 CRC-RJ, enrolled with CPF/MF under No. 019.596.737-26, resident and domiciled in the city and State of Rio de Janeiro, with business address at Rua Lemos Monteiro, nº 120, 22nd floor, Butantã, CEP 05501-050, in the city of São Paulo, state of São Paulo.

The members of the Fiscal Council and alternates elected herein shall take office withing the legal deadline, by signing the respective terms of investiture drawn up in the proper book, having submitted written declarations, for proper purposes of law, under the penalties of the law, for the purpose of the provisions of Article 37, item II of Law no. 8,934/94, as amended by Article 4 of Law no. 10,194/01, that are not prevented from exercising commercial or management activities in a mercantile company by virtue of criminal conviction, having also submitted, to comply with the provisions of CVM Resolution 80, written statements, according to the terms of the referred instruction, which were filed at the Company's headquarters.

Based on the elections or re-elections, as the case may be, resolved in this item 9.1.3, the Company's Fiscal Council is hereby composed as follows:

BRASKEM S.A. Corporate Taxpayer ID (CNPJ) No. 42.150.391/0001-70 Company Registry (NIRE) 29300006939 PUBLICLY HELD COMPANY MINUTES OF THE ANNUAL GENERAL MEETING HELD ON APRIL 29, 2024

EFFECTIVE MEMBERS	ALTERNATE MEMBERS
ISMAEL CAMPOS DE ABREU	IVAN SILVA DUARTE
GILBERTO BRAGA	TATIANA MACÊDO COSTA RÊGO
HENRIQUE JAGER	CAIO CESAR RIBEIRO
ROBERTO DOS SANTOS RODRIGUES	JEFERSON GUSTAVO SALERNO
DANIEL ANDRÉ STIELER	PATRICIA VALENTE STIERLI

9.4.2.    GLOBAL AND ANNUAL COMPENSATION OF THE COMPANY’S MANAGEMENT AND MEMBERS OF THE FISCAL COUNCIL: To approve, by majority votes of the shareholders holding common shares of the Company, recorded the abstentions and contrary votes, according to the voting map contained in Exhibit I of these minutes, the total amount of up to BRL 84,395,221.23 related to the annual and global compensation of the Managers for the fiscal year 2024, including the fixed and variable fees, as well as the applicable benefits, net of social charges that are on the employer, which must be individualized by the Company’s Board of Directors, in accordance with the provisions of articles 25 and 26, item “viii” of the Company's Bylaws. Additionally, the amount of BRL 1,115,100.00 was approved in relation to the compensation of the members of the Fiscal Council for the fiscal year of 2024, in compliance with the provisions of article 162, paragraph 3 of the Brazilian Corporation Law, totaling, therefore, an annual and global compensation of the Managers and members of the Fiscal Council in the amount of BRL 85,510,321.23.

10.           CLOSURE: In compliance with article 33, paragraph 4 of CVM Resolution 80, all the approvals, rejections and abstentions during the vote on each item on the agenda are included in Exhibit I, which, for all effects, should be considered as an integral part of these minutes. There being no further business to discuss, the Meeting was adjourned and these minutes were drawn up, as a summary of the events, and signed by the Presiding Board. Shareholders who participated in the Meeting through the electronic system provided by the Company had their attendance registered by the Presiding Board and will be considered signatories to these minutes, pursuant to article 47, paragraphs 1 and 2 of CVM Resolution 81, and the Company’s Shareholders Attendance Book. At last, the publication of these minutes with the omission of the shareholders’ signatures, pursuant to article 130, paragraph 2, of Brazilian Corporation Law, was unanimously authorized by the shareholders.

Camaçari/BA, April 29, 2024.

Presiding Board:

Luiz Antonio de Sampaio Campos	Lilian Porto Bruno
Chairman	Secretary

Shareholders Present:

NSP INVESTIMENTOS S.A. – Em Recuperação Judicial NOVONOR S.A. – Em Recuperação Judicial

(p.p. Ms. Simone Torres de Oliveira and Mr. Mikael Martins)

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(p.p. Sr. Felipe Câmara Moreira)

GERAÇÃO FUTURO L.PAR FUNDO DE INVESTIMENTO EM AÇÕES

AMUNDI INDEX SOLUTIONS - SANTANDER CACEIS BRASIL DISTRIBUIDORA DE TITULOS E VALORES MOBILIARIOS

THE BANK OF NEW YORK

BEST INVESTMENT CORPORATION

(p.p. Mr. Rodrigo Mesquita)

Votes presented via Ballot:

SOJITZ CORPORATION
LEGAL AND GENERAL ASSURANCE PENSIONS MNG LTD
EMPLOYEES RET SYSTEM OF THE STATE OF HAWAII
RUSSELL TR COMPANY COMMINGLED E. B. F. T. R. L. D. I. S.
MANAGED PENSION FUNDS LIMITED
NORGES BANK
PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO
RUSSEL EMERGING MARKETS EQUITY POOL
PARAMETRIC TAX-MANAGED EMERGING MARKETS FUND
CAISSE DE DEPOT ET PLACEMENT DU QUEBEC
RUSSELL INVESTMENT COMPANY EMERGING MARKETS FUND
LEGAL AND GENERAL ASSURANCE SOCIETY LIMITED
BLACKROCK ADVANTAGE GLOBAL FUND INC
RUSSELL INVESTMENT COMPANY PUBLIC LIMITED COMPANY
LOCKHEED MARTIN CORP MASTER RETIREMENT TRUST
THE CHICAGO PUB.SCHOOL TEACHERS P. AND RETIREM F
UTAH STATE RETIREMENT SYSTEMS
DUKE POWER CO EMPLOYEE RETIREMENT PLAN
BLACKROCK LIFE LIMITED - DC OVERSEAS EQUITY FUND
RUSSELL GLOBAL OPPORTUNITIES FUND
PROVIDENCE HEALTH SERVICES CASH BALANCE RETIREMENT PL TRUS
CANADA PENSION PLAN INVESTMENT BOARD
IVESCO FTSE RAFI EMERGING MARKETS ETF
PEOPLE S BANK OF CHINA
LEGAL & GENERAL INTERNATIONAL INDEX TRUST
VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF
LOCKHEED MARTIN CORP DEFINED CONTRIBUTION PLANS MASTER TRUST
AMERICAN HEART ASSOCIATION, INC.
RUSSELL INSTITUTIONAL FUNDS, LLC - REM EQUITY PLUS FUND
MG GLOBAL E. M. FUND A SUB FUND OF MG I. F. (7)
STICHTING PGGM DEPOSITARY
SCHWAB EMERGING MARKETS EQUITY ETF
THE BANK OF N. Y. M. (INT) LTD AS T. OF I. E. M. E. I. F. UK
INVESCO MARKETS III PLC - INV FTSE RI EMERGING MARK U ETF
FP RUSSEL INV ICVC - FP RUSSEL INV INT GROWTH ASSETS FUND
CHANG HWA CO BANK, LTD IN ITS C AS M CUST OF N B FUND
LEGAL & GENERAL GLOBAL EMERGING MARKETS INDEX FUND
CUSTODY B. OF J. LTD. RE: STB D. E. E. F. I. M. F.
FIRST TRUST LATIN AMERICA ALPHADEX FUND
VANGUARD EMERGING MARKETS SELECT STOCK FUND
MIP ACTIVE STOCK MASTER PORTFOLIO
UI-E - J P MORGAN S/A DTVM
ISHARES EMERGING MARKETS FUNDAMENTAL INDEX ETF
VANGUARD FUNDS PUBLIC LIMITED COMPANY
FLEXSHARES MORNINGSTAR EMERGING MARKETS FACTOR TILT INDEX F

SCOTTISH WIDOWS INVESTMENT SOLUTIONS FUNDS ICVC- FUNDAMENTAL
RUSSELL INSTITUTIONAL FUNDS, LLC - RUSSELL MULTI-ASSET CORE
OAKTREE (LUX.) FUNDS - OAKTREE EMERGING MARKETS EQUITY FUND
XTRACKERS (IE) PUBLIC LIMITED COMPANY
GENERAL ORGANISATION FOR SOCIAL INSURANCE
LEGAL & GENERAL GLOBAL EQUITY INDEX FUND
OAKTREE EMERGING MARKETS EQUITY FUND
JNL MULTI-MANAGER ALTERNATIVE FUND
PROVIDENCE HEALTH AND SERVICES AND SWEDISH HEALTH S M R T
RUSSELL INVESTMENT COMPANY RUSSELL MULTI-STRATEGY INCOME F
PIMCO EQUITY SERIES: PIMCO RAE EMERGING MARKETS FUND
RUSSELL INVESTMENT COMPANY RUSSELL TAX-MANAGED INTERNATIONAL
PIMCO RAE EMERGING MARKETS FUND LLC
COMMONWEALTH GLOBAL SHARE FUND 30
BLACKROCK STRATEGIC FUNDS - BLACKROCK SYSTEMATIC GLOBAL E F
CC AND L Q 140-40 FUND
BOSTON PARTNERS EMERGING MARKETS LONG/SHORT FUND
CCL U.S. Q MARKET NEUTRAL ONSHORE FUND II
VANGUARD INVESTMENTS FUNDS ICVC-VANGUARD GLOBAL EMERGING M F
LEGAL & GENERAL ICAV
CCL Q EMERGING MARKETS EQUITY FUND LP
VANGUARD INV FUNDS ICVC-VANGUARD FTSE GLOBAL ALL CAP INDEX F
MINISTRY OF ECONOMY AND FINANCE
CITITRUST LTD A T VANG FDS S - VANGUARD MODERATE GROWTH FUND
RUSSELL INVESTMENT COMPANY MULTI-ASSET GROWTH STRATEGY FUND
BLACKROCK BALANCED CAPITAL PORTFOLIO OF BLACKROCK SERIES FUN
MG (LUX) INVESTMENT FUNDS 1
PIMCO EQUITY SERIES: PIMCO RAFI DYNAMIC MULTI-FACTOR EMERGIN
CDN ACWI ALPHA TILTS FUND
GLOBAL ALPHA TILTS FUND A
GLOBAL ALPHA TILTS FUND B
GLOBAL EX-US ALPHA TILTS FUND B
GLOBAL ALPHA TILTS ESG NON-LENDABLE FUND B
FRANKLIN LIBERTYSHARES ICAV
FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE BRAZI
BOSTON PARTNERS EMERGING MARKETS FUND
VANGUARD EMERGING MARKETS STOCK INDEX FUND
TJ-NONQUALIFIED, LLC
DEUTSCHE ASSET MANAGEMENT S.A. FOR ARERO - DER WEL

PROVIDENCE ST. JOSEPH HEALTH LONG TERM PORTFOLIO
BRIDGEWATER PURE ALPHA STERLING FUND, LTD.
BRIDGEWATER PURE ALPHA TRADING COMPANY II, LTD.
BRIDGEWATER PURE ALPHA TRADING COMPANY LTD.
TJ-QUALIFIED, LLC
FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE LATIN
LF WALES PP GLOBAL OPPORTUNITIES EQUITY FUND
STICHTING BEDRIJFSTAKPENSIOENFONDS VOOR DE DETAILHANDEL
AVIVA I INVESTMENT FUNDS ICVC - AVIVA I INTERNATIONAL I T F
VANGUARD FIDUCIARY TRT COMPANY INSTIT T INTL STK MKT INDEX T
MERCER UCITS COMMON CONTRACTUAL FUND
CCL Q EMERGING MARKETS EQUITY FUND
GOLDMAN SACHS ETF TRUST - GOLDMAN SACHS EMERGING M
ASSET MANAGEMENT EXCHANGE UCITS CCF
CCL Q INTERNATIONAL SMALL CAP EQUITY FUND
VANGUARD F. T. C. INST. TOTAL INTL STOCK M. INDEX TRUST II
GLOBAL ALL CAP ALPHA TILTS FUND
CCL Q GLOBAL SMALL CAP EQUITY FUND
OAKTREE EMERGING MARKETS EQUITY HOLDINGS,L.P
ARERO - DER WELTFONDS -NACHHALTIG
DIMENSIONAL EMERGING CORE EQUITY MARKET ETF OF DIM
DODGE COX EMERGING MARKETS STOCK FUND
HSBC BANK PLC AS TRUSTEE OF STATE STREET AUT EMERG
JNL EMERGING MARKETS INDEX FUND
CIBC EMERGING MARKETS EQUITY INDEX ETF
LF WALES PP EMERGING MARKETS EQUITY FUND
BW DMO FUND, LTD.
TSW EMERGING MARKETS FUND
LEGAL & GENERAL FUTURE WORLD ESG EMERGING MARKETS
BLACKROCK BALANCED CAPITAL FUND, INC.
THE MASTER TRUST BANK OF JAP, LTD. AS TR. FOR MTBJ400045828
THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB4000
CC&L ALTERNATIVE CANADIAN EQUITY FUND
SCOTIA EMERGING MARKETS EQUITY INDEX TRACKER ETF
JPMORGAN BETABUILDERS EMERGING MARKETS EQUITY ETF
BLACKROCK SUSTAINABLE ADVANTAGE GL EQUITY FD OF BLKRK FDS
BRIDGEWATER PURE ALPHA EURO FUND, LTD.
EWP PA FUND, LTD.
INVESCO INVESTMENT MANAGEMENT LTD, ACTING AS MANAG
CONNOR CLARK & LUNN COLLECTIVE INVESTMENT TRUST
THE BOEING COMPANY EMPLOYEE RETIREMENT PLANS MASTER TRUST
VANGUARD TOTAL INTERNATIONAL STOCK INDEX FD, A SE VAN S F

BRASKEM S.A.

Corporate Taxpayer ID (CNPJ) No. 42.150.391/0001-70

Company Registry (NIRE) 29300006939

PUBLICLY HELD COMPANY

MINUTES OF THE ANNUAL GENERAL MEETING

HELD ON APRIL 29, 2024

EXHIBIT I

FINAL SYNTHETIC SUMMARY VOTING MAP

Items on the Agenda of the Annual General Meeting

Held on April 29, 2024

Resolution code	Description of the resolution	Resolution vote	Number of shares		(%) of Share Capital	(%) of the Total Number of Ordinary Shares	(%) of the Total Number of Preference Shares
			Number of Shares (Ordinary)	Number of Shares (Preferred)
1	To examine, discuss and vote on the Company's Financial Statements, together with the report and opinion of the Independent Auditors, the opinion of the Audit Board and the report of the Statutory Audit and Compliance Committee, for the fiscal year ending December 31, 2023.	APPROVALS	442.443.637	-	62,0%	99,0%	0,0%
		REJECTIONS	5.000	-	0,0%	0,0%	0,0%
		ABSTENTIONS	4.600.000	-	0,6%	1,0%	0,0%

2	To examine, discuss and vote on the Management Report and respective Directors' Accounts for the fiscal year ending December 31, 2023.	APPROVALS	442.443.637	-	62,0%	99,0%	0,0%
		REJECTIONS	5.000	-	0,0%	0,0%	0,0%
		ABSTENTIONS	4.600.000	-	0,6%	1,0%	0,0%
3	Nomination of all the names that make up the slate (The votes indicated in this field will be disregarded if the shareholder with voting rights also fills in the fields present in the separate election for member of the board of directors and the separate election referred to in these fields takes place) - Majority Election	APPROVALS	442.443.637	-	62,0%	99,0%	0,0%
		REJECTIONS	5.000	-	0,0%	0,0%	0,0%
		ABSTENTIONS	4.600.000	-	0,6%	1,0%	0,0%
4	If one of the candidates on the chosen slate ceases to be a member, can the votes corresponding to their actions continue to be awarded to the chosen slate?	APPROVALS	438.761.575	-	61,5%	98,1%	0,0%
		REJECTIONS	5.000	-	0,0%	0,0%	0,0%
		ABSTENTIONS	8.282.062	-	1,2%	1,9%	0,0%

5	If the multiple vote election process is adopted, should the votes corresponding to your shares be distributed in equal percentages among the members of the slate you have chosen? [If the shareholder chooses "yes" and also indicates the type of answer "approve" for specific candidates among those listed below, their votes will be distributed proportionally among these candidates. If the shareholder chooses to "abstain" and the election takes place through the multiple voting process, their vote must be counted as an abstention in the respective resolution of the meeting].	APPROVALS	438.761.575	-	61,5%	98,1%	0,0%
		REJECTIONS	-	-	0,0%	0,0%	0,0%
		ABSTENTIONS	3.687.062	-	0,5%	0,8%	0,0%
6	View all the candidates on the slate to indicate the distribution of the multiple vote.	APPROVALS	442.443.637	-	62,0%	99,0%	0,0%
		REJECTIONS	-	-	0,0%	0,0%	0,0%
		ABSTENTIONS	-	-	0,0%	0,0%	0,0%

7

Do you wish to request the separate election of a member of the board of directors, under the terms of art. 141, § 4, I, of Law no. 6.404, of 1976? (The shareholder can only fill in this field if he/she has been the uninterrupted holder of the shares with which he/she votes during the 3 months immediately preceding the general meeting. If the shareholder chooses "no" or "abstain", their shares will not be counted for the purposes of requesting the separate election of a member of the board of directors).[1]

Note: The percentage of approvals, abstentions and rejections indicated for this item on the agenda is based on the total number of ordinary shares in the company, pursuant to article 141, paragraph 4, I, of Law 6,404 of 1976.

	APPROVALS	4.600.000	-	0,6%	1,0%	0,0%
	REJECTIONS	3.682.062	-	0,5%	0,8%	0,0%
	ABSTENTIONS	5.000	-	0,0%	0,0%	0,0%

[1] The numbers of shares indicated in items 7, 8, 9, 10 and 11 reflect the most recent available shareholding positions of the shareholders who voted on such items, both by means of the remote voting ballots and shareholders who attended the Meeting, including ADR holders. These share numbers do not reflect the uninterrupted participation of such shareholders and ADR holders in the three (3) months prior to the Meeting, necessary for participation in the separate election, given that, according to item 9.3.1 of the minutes, the quorum necessary for the installation of such a separate vote was not reached and, therefore, the Board, after considering the documentation received from the shareholders who sent it, waived the verification of the evidence necessary for the exercise of such right.

8

If it turns out that neither the holders of shares with voting rights nor the holders of preferred shares without voting rights or with restricted voting rights have reached, respectively, the quorum required in items I and II of §4 of article 141 of the Corporation Law, do you wish your vote to be added to the votes of the shares without voting rights in order to elect to the Board of Directors the candidate with the highest number of votes among all those who, as stated in this Bulletin, are running in the separate election?

Note: The percentage of approvals, abstentions and rejections indicated for this item on the agenda is based on the Company's total share capital, pursuant to article 141, paragraph 5 of Law 6,404 of 1976.

	APPROVALS	4.605.000	-	0,6%	1,0%	0,0%
	REJECTIONS	-	-	0,0%	0,0%	0,0%
	ABSTENTIONS	3.682.062	-	0,5%	0,8%	0,0%

9

Do you wish to request the separate election of a member of the board of directors, under the terms of art. 141, § 4, II, of Law no. 6.404, of 1976? (The shareholder can only fill in this field if he/she has been the uninterrupted holder of the shares with which he/she votes during the 3 months immediately preceding the general meeting. If the shareholder chooses "no" or "abstain", their shares will not be counted for the purposes of requesting the separate election of a member of the board of directors).

Note: The percentage of approvals, abstentions and rejections indicated for this item on the agenda is based on the total share capital of the Company, under the terms of art. 141, § 4, II, of Law 6.404, of 1976.

	APPROVALS	-	58.177.487	7,3%	0,0%	16,8%
	REJECTIONS	-	135.966	0,0%	0,0%	0,0%
	ABSTENTIONS	-	4.902.949	0,6%	0,0%	1,4%

10

Nomination of candidates for the board of directors by shareholders holding preferred shares without voting rights or with restricted voting rights (the shareholder can only fill in this field if he/she has been the uninterrupted holder of the shares with which he/she votes during the 3 months immediately preceding the general meeting)

RACHEL DE OLIVEIRA MAIA / PEDRO AGUIAR DE FREITAS

Note: Request denied, since, according to item 9.3.1 of the minutes, the quorum required for such a separate vote was not reached. As the minimum percentage for installation was not reached, the Board, after considering the documentation received from the shareholders who sent it, dispensed with verifying the evidence required to exercise this right.

	APPROVALS	-	59.014.944	8,3%	0,0%	22,1%
	REJECTIONS	-	171.104	0,0%	0,0%	0,1%
	ABSTENTIONS	-	4.030.356	0,6%	0,0%	1,5%

11

If it turns out that neither the holders of shares with voting rights nor the holders of preferred shares without voting rights or with restricted voting rights have reached, respectively, the quorum required in items I and II of § 4 of art. 141 of Law No. 6,404, of 1976, do you wish your vote to be aggregated with the votes of the shares with voting rights in order to elect to the board of directors the candidate with the highest number of votes among all those who, appearing on this remote voting form, are running in the separate election?

Note: The percentage of approvals, abstentions and rejections indicated for this agenda item is based on the calculation of the Company's total share capital, under the terms of art. 141, § 5 of Law 6,404, of 1976.

		APPROVALS	-	56.788.807	7,1%	0,0%	16,4%
		REJECTIONS	-	1.333.334	0,2%	0,0%	0,4%
		ABSTENTIONS	-	5.094.075	0,6%	0,0%	1,5%
12	Election of chairman of the board of directors - Limit of vacancies to be filled: 1 Nomination of candidates for chairman of the board of directors. José Mauro Mettrau Carneiro da Cunha	APPROVALS	442.443.637	-	62,0%	99,0%	0,0%
		REJECTIONS	5.000	-	0,0%	0,0%	0,0%
		ABSTENTIONS	4.600.000	-	0,6%	1,0%	0,0%
13	Election of vice-chairman of the board of directors - Limit of vacancies to be filled: 1 Nomination of candidates for vice-chairman of the board of directors. José Henrique Reis de Azeredo	APPROVALS	442.448.637	-	62,0%	99,0%	0,0%
		REJECTIONS	-	-	0,0%	0,0%	0,0%
		ABSTENTIONS	4.600.000	-	0,6%	1,0%	0,0%

14	Nomination of all names on the slate - Single Slate	APPROVALS	442.448.637	-	62,0%	99,0%	0,0%
		REJECTIONS	-	-	0,0%	0,0%	0,0%
		ABSTENTIONS	4.600.000	-	0,6%	1,0%	0,0%
15	If one of the candidates who make up the slate ceases to be part of it in order to accommodate the separate election referred to in articles 161, paragraph 4, and 240 of Law 6.404, of 1976, can the votes corresponding to their shares continue to be awarded to the chosen slate? -	APPROVALS	-	-	0,0%	0,0%	0,0%
		REJECTIONS	442.448.637	-	62,0%	99,0%	0,0%
		ABSTENTIONS	4.600.000	-	0,6%	1,0%	0,0%
16	Do you wish to request the separate election of a member of the Audit Board by minority shareholders holding ordinary shares, under the terms of article 161, paragraph 4, a, of the Corporate Law?	APPROVALS	-	-	0,0%	0,0%	0,0%
		REJECTIONS	-	-	0,0%	0,0%	0,0%
		ABSTENTIONS	8.287.062	-	1,2%	1,9%	0,0%

17	Do you wish to request the separate election of a member of the Audit Board by minority shareholders holding preferred shares, under the terms of article 161, paragraph 4, a, of the Corporate Law?	APPROVALS	-	57.612.537	8,1%	0,0%	21,6%
		REJECTIONS	-	318.394	0,0%	0,0%	0,1%
		ABSTENTIONS	-	5.285.463	0,7%	0,0%	2,0%
18	Nomination of candidates to the supervisory board by shareholders holding preferred shares without voting rights or with restricted voting rights DANIEL STIELER / PATRICIA VALENTE STIERLI	APPROVALS	-	58.943.140	8,3%	0,0%	22,1%
		REJECTIONS	-	304.464	0,0%	0,0%	0,1%
		ABSTENTIONS	-	3.968.716	0,6%	0,0%	1,5%
19	To resolve on the annual and overall remuneration of the Company's managers and members of the Audit Board for the fiscal year ending December 31, 2024	APPROVALS	442.443.637	-	62,0%	99,0%	0,0%
		REJECTIONS	5.000	-	0,0%	0,0%	0,0%
		ABSTENTIONS	4.600.000	-	0,6%	1,0%	0,0%

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2024

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.